Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-226675) and related Prospectus of Freeport-McMoRan Inc. dated August 1, 2019 for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts, units, and the related guarantees of Freeport-McMoRan Oil & Gas LLC and to the incorporation by reference therein of our reports dated February 15, 2019, with respect to the consolidated financial statements and schedule of Freeport-McMoRan Inc., and the effectiveness of internal control over financial reporting of Freeport-McMoRan Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

August 1, 2019